United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
August 2017
Vale S.A.
Avenida das Américas, No. 700 – Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒    Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐        No    ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐        No    ☒
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐        No    ☒
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release

Vale on the conversion of the remaining preferred shares

Rio de Janeiro, August 18th, 2017 – On August 11, 2017 the period of the voluntary conversion of Class A preferred shares of Vale S.A. (“Vale” or the “Company”) into common shares has ended (“Voluntary Conversion”). The Voluntary Conversion was one of the steps of the reorganization approved by the Extraordinary General Shareholders Meeting held on June 27, 2017 (“Reorganization”), aiming to transform Vale into a company without control and list Vale’s shares on the Novo Mercado special segment of the B3.

The conversion of 84.4%, which represents a material percentage of the outstanding preferred shares, reflects a substantial intention of holders of preferred shares to combine Vale’s shares into a single class of common shares. Since August 11, shareholders have been contacting Vale to inform about their intention to convert their remaining preferred shares.

The Company has also tried to identify the main reasons that caused a residual part of the preferred shares not to convert, and identified that a large percentage of the shareholders remained with their preferred shares mainly as a result of (a) being index investment funds, which have to follow the relevant index; (b) being individuals that do not actively trade their shares and, despite Vale’s efforts to disseminate the information regarding the Conversion to the market, (i) did not became aware of the process in time in order to convert their shares or (ii) did not know of their shareholding position or (iii) other restrictions of any nature, or (c) operational constraints that did not allow them to convert their shares on time.

The Company acknowledges that due to the material conversion of the preferred shares, it is in the best interest of the Company and its shareholders to advance the combination of the classes of shares into a single class of common shares, which could lead to not only an alignment of all shareholders but also advance the listing in the Novo Mercado of B3 and the resulting benefits.

In order to allow the remaining preferred shareholders to convert their shares, and at the same time advance the effects of the migration to the Novo Mercado of B3, one of the objectives of the Reorganization, the Company informs that its Executive Officers is submitting to the Board of Directors a proposal to call a general meeting of shareholders to approve the conversion of all remaining 307,140,096 preferred shares into common shares (“Conversion of the Remaining Shares”). In order that the holders of preferred shares prior to the Reorganization benefit from the same conditions of the Voluntary Conversion, the Conversion of the Remaining Shares will preserve the same ratio applicable to the Voluntary Conversion, of 0.9342 common share for each preferred share.

The Conversion of the Remaining Shares will be subject not only to the approval of the General Shareholders Meeting but also to the approval of the holders of preferred shares in a Special Meeting, which will be timely convened.

If the Conversion of the Remaining Shares is approved, holders of preferred shares that dissent from such approval will have the right to withdraw from the Company, in accordance with the conditions provided by article 137 of Lei No. 6,404/76, for the relevant net equity value of the shares.

The withdrawal rights will only by available to dissenting shareholders that maintain their preferred shares continuously as from the end of trading on August 18, 2017 until the date such right is effectively exercised. Shares that are acquired or borrowed from, and including, August 21, 2017 will not grant their holders withdrawal rights in relation to the Conversion of the Remaining Shares.

Pursuant to article 137, paragraph 3º of Law No. 6,404/76, if the Conversion of the Remaining Shares is approved, the management of the Company may decide to convene a general shareholders meeting to reconsider such decision depending on the volume resulting from the exercise of the withdrawal right.

Upon the completion of the migration to the Novo Mercado, the Company expects all shareholders to benefit from higher corporate governance standards, a simplified corporate structure and increased liquidity of its shares. The Company will update the market of any developments related to this Material Fact.

For further information, please contact:
+55-21-3814-4540
André Figueiredo: andre.figueiredo@vale.com
André Werner: andre.werner@vale.com
Carla Albano Miller: carla.albano@vale.com
Fernando Mascarenhas: Fernando.mascarenhas@vale.com
Andrea Gutman: andrea.gutman@vale.com
Bruno Siqueira: bruno.siqueira@vale.com
Claudia Rodrigues: claudia.rodrigues@vale.com
Denise Caruncho: denise.caruncho@vale.com
Mariano Szachtman: mariano.szachtman@vale.com
Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

Date August 18, 2017	By:	/s/ André Figueiredo
Director of Investor Relations